Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Quarter ended March 31,
	2018	2017
Income from continuing operations before income taxes	$260	$155
Add (deduct):
Fixed charges	51	46
Capitalized interest	—	—
Amortization of capitalized interest	2	2
Equity in earnings related to equity method investees	(10)	(7)
Distributions from investments in affiliates	4	—
Adjusted earnings	$307	$196
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$44	$39
Capitalized interest	—	—
Portion of rents representative of the interest factor	7	7
Total fixed charges	$51	$46
Ratio of earnings to fixed charges	6.0	4.3